EXHIBIT 12

Computation of Ratios of Earnings to Fixed Charges

		Ratio of Earnings to Fixed Charges
(Amounts in thousands except Ratio of Earnings to Fixed Charges)	Nine months ended	Fiscal Year
Earnings:	September 30, 2017	2016	2015	2014	2013	2012
Add:
Income before taxes	$421,853	$523,717	$539,101	$549,061	$485,210	$443,415
Fixed charges	61,544	68,838	63,158	63,098	64,194	59,009
Amortization of capitalized interest	3,750	4,723	4,198	3,734	3,087	2,864
Less:
Capitalized interest	(3,099)	(4,035)	(5,893)	(5,572)	(6,629)	(6,762)
Total Earnings available for fixed charges	$484,048	$593,243	$600,564	$610,321	$545,862	$498,526

Fixed Charges:
Interest expense	$49,584	$52,989	$46,062	$46,067	$46,767	$41,753
Capitalized interest	3,099	4,035	5,893	5,572	6,629	6,762
Portion of rental expense which represents interest factor[1]	8,861	11,814	11,203	11,459	10,798	10,494
Total Fixed charges	$61,544	$68,838	$63,158	$63,098	$64,194	$59,009
Ratio of Earnings to Fixed Charges	7.87%	8.62%	9.51%	9.67%	8.5%	8.45%
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(1) Represents one-third of rental expense, which we deem to be a reasonable estimate of the portion of our rental expense that is attributable to interest.